Exhibit 99.1

ABN 82 010 975 612 PO Box 2403 Toowong Queensland 4066 Australia Telephone: + 61 7 3842 3333 Facsimile: + 61 7 3720 9624 www.progen-pharma.com Boardroom Radio Australia Interviews CEO Sue MacLeman Brisbane, Australia, 23rd February 2011. Progen Pharmaceuticals Ltd (ASX:PGL, OTC:PGLA) today releases an interview between Boardroom Radio Australia and Progen CEO Sue MacLeman. The interview can be accessed online via the company website at www.progen-pharma.com. ENDS About Progen Pharmaceuticals Ltd Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. www.progen-pharma.com For more information: Sue MacLeman Stephanie Paul Chief Executive Officer Phillips Group +61 7 3842 3333 +61 7 3230 5000 +61 437 211 200 +61 418 753 062 This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG11047, PG545, PG562, PG11122, PG11144 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.